Kirkpatrick & Lockhart Nicholson Graham LLP
                                                 1800 Massachusetts Avenue, N.W,
                                                                       Suite 200
                                                         Washington, D. C. 20036
                                                                    202.778.9000




                                                                   July 11, 2005
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      Hillview Investment Trust II
                  File Nos. 333-34806
                            811-09901
                  Definitive Proxy Statement

Dear Sir or Madam:

         On behalf of Hillview Investment Trust II (the "Trust"), transmitted herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, is the Definitive Proxy Statement to be used in connection with the special meeting of the shareholders of Hillview Alpha Fund, Hillview International Alpha Fund and REMS Real Estate Value-Opportunity Fund, each a series of the Trust (collectively, the "Funds"), to be held on August 12, 2005 (the "Meeting"). The Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. The Definitive Proxy Statement will be mailed to the Funds' shareholders on or about July 13, 2005.

         The Meeting will be held to consider the following items of business:

         (1) To approve a new management contract between the Trust, on behalf of the Hillview Alpha Fund and the Hillview International Alpha Fund, and the Manager. The new contract provides that the Manager will continue to provide investment advisory services to each Fund on the same terms and for the same compensation under which it currently operates;

         (2) To approve a new management contract between the Trust, on behalf of the REMS Real Estate Value-Opportunity Fund, and the Manager. The new contract provides that the Manager will continue to provide investment management services to the Fund on the same terms and for the same compensation under which it currently operates; and

         (3) To transact any other business that may properly come before the Meeting, or any adjournment thereof, in the discretion of the proxies or their substitutes.



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         If you have any questions or comments  regarding the foregoing,  please contact me at (202) 778-9209 or Arthur J. Brown at (202) 778-9046.

                                                          Sincerely,


                                                          /s/ Marticha L. Cary


                                                          Marticha L. Cary


Enclosures